Exhibit 99.1

Safe-T Listed as a “Representative Vendor” in Gartner’s April 2019 Market Guide Report

Safe-T provides a stand-alone Zero Trust Network Access (ZTNA) solution

HERZLIYA, Israel, May 13, 2019— Safe-T Group Ltd. (Nasdaq, TASE:SFET), a provider of software-defined access solutions for the hybrid cloud, announced today that it was named a Representative Vendor in Gartner’s April 2019 Market Guide for Zero Trust Network Access1, identifying Safe-T as a Representative Vendor for a stand-alone ZTNA offering .

According to Gartner, “The old security mindset of “inside means trusted” and “outside means untrusted” is broken in the world of digital business, which requires anywhere, anytime, any device access to services that may not be located “inside” an on-premises data center.”

Further, Gartner stated that, “ZTNA provides controlled access to resources, reducing the surface area for attack. The isolation afforded by ZTNA improves connectivity, removing the need to directly expose applications to the internet. The internet becomes an untrusted transport and access to applications occurs through an intermediary. The intermediary can be a cloud service controlled by a third-party provider or a selfhosted service. In either case, incoming traffic to applications always passes through the intermediary after users have successfully authenticated to it.”

According to the report, “By 2023, 60% of enterprises will phase out most of their remote access virtual private networks (VPNs) in favor of ZTNA.”

Safe-T’s Software-Defined Access Suite, is designed to provide Zero Trust protection for on-premises and cloud published services, supporting services such as HTTP/S, RDH5, RDP, SSH, WebDAV, etc. Using Safe-T ZTNA solution, organizations can now provide complete zero trust access for remote employees, partners, applications, IOT devices, etc. to company resources regardless of their location.

In November 2018, Safe-T announced that it had been included in Gartner’s report with respect to software-defined perimeters (SDPs) titled “Fact or Fiction: Are Software-Defined Perimeters Really the Next-Generation VPNs”.2 At the time of the report, Safe-T was the only Israeli company listed as a Representative Vendor.

“We believe our inclusion as a Representative Vendor in the Gartner Market Guide validates the reason why leading organizations rely on Safe-T’s solution to control access to their resources,” said Safe-T CEO, Shachar Daniel. “We are proud that our innovative solutions have again gained well-deserved recognition, allowing us to maintain Safe-T’s leadership in Zero Trust Network Access, and to continue to provide our customers with the tools they need to prevent unauthorized users from accessing company resources.”

Safe-T’s solution provides a simple deployment for both managed and unmanaged devices. In addition, the solution’s user behavior analysis module, provides unparalleled insight into user traffic, which allows it to detect bots and malicious insiders before they have the chance to cause damage.

1 Gartner, Inc. “Market Guide for Zero Trust Network Access” by Steve Riley, Neil MacDonald, Lawrence Orans, April 29, 2019.

2 Gartner, Fact or Fiction: Are Software-Defined Perimeters Really the Next-Generation VPNs?” by Joerg Fritsch, Mark Judd, November 9, 2018.

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Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Safe-T

Safe-T® Data A.R Ltd., a wholly-owned subsidiary of Safe-T Group Ltd. (Nasdaq, TASE: SFET), is a provider of software-defined access and zero trust access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge. The company’s software-defined access (SDA) platform reduces the attack surface, empowering enterprises to safely migrate to the cloud and enable digital transformation. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure data, services, and networks from internal and external threats.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the potential of its products, maintaining leadership in Zero Trust Network Access, and continuing to provide customers with the tools they need to prevent unauthorized users from accessing company resources. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

T: +972-9-8666110